CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.
9 North West Fourth Ring Road
Yingu Mansion Suite 1708
Haidian District Beijing
People’s Republic of China 100190
+86 10 82525361

August 9, 2012

By EDGAR Transmission

Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	China Advanced Construction Materials Group, Inc.
Form 10-K for the Year Ended June 30, 2011
Filed September 23, 2011
Form 10-K/A for the Year Ended June 30, 2011
Filed September 26, 2011
Form 10-Q for the Period Ended March 31, 2012
Filed May 14, 2012
File No. 1-34515

Dear Mr. Decker:

On behalf of China Advanced Construction Materials Group, Inc. (the “Company”), we respectfully request an extension of the Company's time to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission, set forth in the Staff’s letter, dated July 26, 2012, with respect to the above-referenced Annual Report on Form 10-K, as amended, and Quarterly Report on Form 10-Q.

The Company was unable to respond within the prescribed time period due to the fact that it has not completed the process of preparing and integrating the information requested by the Staff. Accordingly, the Company is requesting leave to file a response to the Staff’s comments on or before August 23, 2012.

If you would like to discuss our request or any other matters regarding the Company, please contact the undersigned at +86-10-8252-5361, or Woon-Wah Siu, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside securities counsel at +86-21-6137-7924.

Very truly yours,

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.

By: /s/ Xianfu Han
Xianfu Han
Chief Executive Officer